June 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Laura Crotty

Re:	Castle Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-239354

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on June 24, 2020, at 4:30 P.M., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its legal counsel may orally request via telephone call to the staff. This request for acceleration is subject to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.
Once the Registration Statement has been declared effective, please orally confirm that event with Phillip S. McGill of Cooley LLP at (858) 550‑6193 or, in his absence, Karen E. Anderson of Cooley LLP at (858) 550‑6088.

Very truly yours,

Castle Biosciences, Inc.

By:	/s/ Derek J. Maetzold
Derek J. Maetzold
President and Chief Executive Officer